SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
CENTRAL PARKING CORPORATION
(Name of Issuer and Person Filing Statement)
Common Stock, $.01 par value
per share
(Title of Class of Securities)
154785 10 9
(CUSIP Number of Class of Securities)
Benjamin F. Parrish, Jr.
Senior Vice President and General Counsel
Central Parking Corporation
2401 21st Avenue South
Nashville, Tennessee 37212
(615) 297-4255
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238
(615) 256-0500
CALCULATION OF FILING FEE

Transaction valuation	Amount of Filing Fee
N/A	N/A

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

NEWS
2401 21st Avenue South, Suite 200, Nashville, TN 37212 (615) 297-4255 Fax: (615) 297-6240

Investor Contact:	Jeff Heavrin Senior Vice President and Chief Financial Officer (615) 297-4255 jheavrin@parking.com
CENTRAL PARKING ANNOUNCES DUTCH AUCTION
TENDER OFFER TO REPURCHASE 4,400,000 OF ITS SHARES
Nashville, Tenn. (Aug. 11, 2005) — Central Parking Corporation (NYSE: CPC) today announced that it has commenced a “Dutch Auction” tender offer to purchase up to 4,400,000 shares of its common stock at a price per share not less than $14.50 and not greater than $16.75. The number of shares proposed to be purchased in the Dutch Auction tender offer represents approximately 12% of the Company’s shares outstanding as of August 8, 2005. The high end of this range represents approximately a 16% premium above the closing price per share of the common stock of $14.41 on the New York Stock Exchange on August 3, 2005, the last closing price prior to the announcement that the Company intended to pursue a Dutch Auction tender offer as part of its new strategic plan designed to improve profitability.
Monroe Carell, Jr., Executive Chairman of the Board of Directors, stated, “This Dutch Auction tender offer is an important part of the strategic plan that we announced on August 3, 2005. We believe investing in our own shares of common stock is an attractive use of capital and an efficient means to provide value to our shareholders.”
Mr. Carell, the Company’s largest shareholder, has advised the Company that he and his family do not intend to tender any shares beneficially owned by them. The Company intends to pay for tendered shares with available cash on hand and amounts borrowed under its credit facility. The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Wednesday, September 14, 2005, unless extended.
The Dealer Manager for the tender offer will be Banc of America Securities LLC. D.F. King & Co., Inc. will act as the Information Agent and SunTrust Bank will act as Depositary.
Under the procedures for a Dutch Auction tender offer, the Company’s stockholders will have the opportunity to tender some or all of their shares at a price within the $14.50 to $16.75 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range that will enable it to buy 4,400,000 shares, or such lesser number of shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. If holders of more than 4,400,000 shares properly tender and do not withdraw their shares at or below the determined price per share, then the Company will purchase shares so tendered by those stockholders owning fewer than 100 shares who tender all of their shares without proration, and all other shares will be purchased on a pro rata basis, subject to the conditional tender offer provisions that will be described in the offer to purchase to be distributed to stockholders. Stockholders whose shares are purchased in the offer will be paid the determined purchase price in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase to be distributed to stockholders. No brokerage fees or commissions will be charged to holders of record who tender their shares directly to the Depositary. Holders who tender their shares through a broker, dealer or custodian may be required by such entity to pay a service charge or other fee.
Central Parking Corporation, headquartered in Nashville, Tennessee, is a leading global provider of parking and transportation management services. As of June 30, 2005, the Company operated more than 3,400 parking facilities containing more than 1.5 million spaces at locations in 37 states, the District of Columbia, Canada, Puerto Rico, the

United Kingdom, the Republic of Ireland, Mexico, Chile, Peru, Colombia, Venezuela, Germany, Switzerland, Poland, Spain, Greece and Italy.
This press release is for informational purpose only and is not an offer to buy or the solicitation of an offer to sell any shares of Central Parking Corporation’s common stock. The solicitation of offers to buy Central Parking Corporation’s Common Stock will only be made pursuant to the Offer to Purchase and related materials that Central Parking Corporation will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by Central Parking Corporation as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at http://www.sec.gov without charge when these documents become available. Stockholders will also be able to obtain copies of the Offer to Purchase and related materials, as filed with the Commission (excluding exhibits), without charge from Central Parking Corporation when these documents become available or by written or oral request directed to the Information Agent, D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, telephone number (800) 431-9642 (toll free). We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.
This press release contains historical and forward-looking information. The words “believe,” “currently expects,’ “expects,” expectations,” “estimates,” “anticipates,” “guidance,” “goal,” “outlook,” “assumptions,” “intend,” “plan,” “continue to expect,” “should,” “project,” “objective,” “outlook,” “forecast,” “will likely result,” or “will continue” and similar expressions identify forward-looking statements. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in the forward-looking statements. The factors that may result in actual results differing from such forward-looking information include, but are not limited to: the Company’s ability to achieve the goals described in this release and other communications, including but not limited to, the Company’s ability to maintain reduced operating costs, reduce indebtedness and sell real estate at projected values as well as continued improvement in same store sales, which is dependent on improvements in general economic conditions and office occupancy rates; the loss or renewal on less favorable terms, of management contracts and leases; the timing of pre-opening, start-up and break-in costs of parking facilities; the Company’s ability to cover the fixed costs of its leased and owned facilities and its overall ability to maintain adequate liquidity through its cash resources and credit facilities; the Company’s ability to comply with the terms of the Company’s credit facilities (or obtain waivers for non-compliance); interest rate fluctuations; acts of war or terrorism; changes in demand due to weather patterns and special events including sports events and strikes; higher premium and claims costs relating to the Company’s insurance programs, including medical, liability and workers’ compensation; the Company’s ability to renew and obtain performance and surety bonds on favorable terms; the impact of claims and litigation; and increased regulation or taxation of parking operations and real estate. Additional factors related to the Dutch Auction tender offer include, without limitation, the number of shares actually tendered and purchased, the price for such purchases, and the closing conditions related to the Dutch Auction tender offer.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release or to reflect the occurrence of unanticipated events. We have provided additional information in our Annual Report on Form 10-K for our fiscal year ended September 30, 2004, and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission and other filings with the Securities and Exchange Commission, which readers are encouraged to review, concerning other factors that could cause actual results to differ materially from those indicated in the forward-looking statements.
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